SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             (Amendment No. 1 )
                          --------------------



                    American Real Estate Investment Corporation
              -----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                029166105
           ----------------------------------------------------------
                                 (CUSIP Number)

                             Rosalind Davidowitz
                             7 Sutton Place South
                             Lawrence, New York  11559
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                             December 12, 1997
          -----------------------------------------------------------
            (Date of Event which Requires FIling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].


Check the following box if a fee is being paid with this statement [ ].(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 6 pages

                          Exhibit Index - Page 5

CUSIP No.  029166105                 13D                   Page 2 of 6 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Rosalind Davidowitz


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       PF

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            212,129
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             212,129
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       212,129
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                       X
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      15.8%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  029166105                 13D           Page 3 of 6 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       Not Applicable

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        212,129  (see Footnote 1, page 5 herein)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                      X
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    15.8%  (see Footnote 1, page 5 herein)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                            Page 4 of 6 Pages


          Rosalind   Davidowitz  and  J.  Morton  Davis,   (together,   the
          "Reporting Parties") hereby amend the following items in their statement on Schedule 13D relating to the common stock, $.001 par value ("shares") of American Real Estate Investment Corporation (the "Issuer") as follows:



Item 2. is hereby amended in its entirety as follows:


     (a) This statement is filed on behalf of Rosalind Davidowitz and J. Davis (together, the "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.


     (b) Ms. Davidowitz's address is 7 Sutton Place South, Lawrence, New York 11559. Mr. Davis' business address is 44 Wall Street, New York,
          New York  10005.


     (c) Ms. Davidowitz is a private investor, and Mr. Davis is Chairman and sole shareholder of D.H. Blair Investment Banking Corp.


     (d) Ms. Davidowitz and Mr. Davis have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


     (e)  Ms.  Davidowitz  and  Mr.  Davis  have  not  been  parties  to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding and violation with respect to such laws.


Item 4. is hereby partially amended by deleting the first sentence and substituting the following sentence therein:

          This Amendment is filed solely to report that the Issuer repurchased a warrant to purchase 175,000 shares owned directly by Rosalind Davidowitz. Ms. Davidowitz owns the securities indicated in
          Item 5. (a) herein for investment purposes only.

                                                    Page 5 of 6 pages

Item 5. (a) is hereby amended in its entirety as follows:

          As of December 12, 1997, The Reporting Parties (1) may be deemed to beneficially own 212,129 shares or 15.8% of the Issuer's shares as follows: 212,129 shares (2) (3) underlying a Conversion Right (described in Item 6 of the previously filed Schedule 13D, dated March 30, 1995) owned directly by Ms. Davidowitz.

Item 5. (b) is hereby amended in its entirety as follows:

          Rosalind Davidowitz has sole power to dispose or to direct the disposition of those shares owned directly by her.

Item 5. (c) is hereby amended by adding the following paragraphs thereto:

          On December 12, 1997, the Issuer repurchased from Ms. Davidowitz, a warrant to purchase 175,000 shares (the "Warrant") for $641,077.00; which Warrant was then cancelled by the Issuer.


Exhibit A - Agreement in writing to file this statement on behalf of each of the Reporting Parties.



                               SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                                             /s/ J. Morton Davis
Date:    February 24, 1997                   _____________________________
         New York, New York                    J. Morton Davis





                                             /s/ Rosalind Davidowitz
Date:    February 24, 1997                   _____________________________
         New York, New York                    Rosalind Davidowitz







____________________________________________________________________________

(1) Filing of this statement shall not be deemed an admission by J. Morton Davis that he beneficially owns the securities attributed to Rosalind Davidowitz, Mr. Davis' wife, for any purpose. J. Morton Davis expressly disclaims beneficial ownership of all securities held by Rosalind Davidowitz for any purpose.

(2) These 212,129 shares reflect the number of the Issuer's shares Ms. Davidowitz would have received if she exercised her Conversion Right as of December 12, 1997.

(3) Not included are 19,624 shares owned by New Jersey Real Estate Liquidation Corp., a private corporation of which Ms. Davidowitz owns 37.5%. The 19,624 shares reflect the number of the Issuer's shares New Jersey Real Estate Liquidation Corp. would have received if it exercised its Conversion Right as a limited partner of the Operating Partnership of the Issuer (described in Item 6. of the previously filed Schedule 13D, dated March 30, 1995) as of December 12, 1997. Filing of this statement shall not be deemed an admission by the Reporting Parties that they beneficially own the securities attributed to New Jersey Real Estate Liquidation Corp. for any purpose. The Reporting Parties expressly disclaim beneficial ownership of all securities held by New Jersey Real Estate Liquidation Corp. for any purpose.